REVIEWED FINANCIAL STATEMENTS

Doodeo, Inc.
For the Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report

DOODEO, INC.

Financial Statements

For the Years Ended December 31, 2019 and 2018

Contents

Fiona Hamza, CPA

Email: fhamzacpa@outlook.com

Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Doodeo, Inc.

I have reviewed the accompanying financial statements of Doodeo, Inc., which comprises the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2019 and the period from October 15, 2018 ("Inception") to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
May 5, 2020

2

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Doodeo, Inc.

Balance Sheets

	December 31,	
	2019	**2018**
Assets		
Current assets:		
Cash and cash equivalents *(note 1)*	$ **12,083**	$ 175
Total current assets	**12,083**	175
Fixed assets	-	-
Deferred tax asset *(note 2)*	-	-
Total assets	$ **12,083**	$ 175
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade payables	-	-
Total current liabilities	-	-
Long term liabilities	-	-
Total liabilities	-	-
Stockholders' equity		
Common stock, $.0001 par value, 10,000,000 shares authorized, 8,327,869 shares issued and outstanding *(note 3)*	**833**	200
Paid-in Capital- Common Stock	**166,495**	-
Retained deficit	**(155,245)**	(25)
Total Stockholders' equity	**12,083**	175
Total liabilities and stockholders' equity	$ **12,083**	$ 175

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Operations

	December 31, 2019	Period from October 15, 2018 (Inception) to December 31, 2018
Sales revenue	$ -	$ -
Expenses:		
Advertising and Promotion	2,329	-
Bank service charges	326	25
Computer hosting, internet, software	907	-
Contract work	1,482	-
Legal and professional	100	-
Marketing fee	3,795	-
Web development	146,281	-
Total operating expenses	155,220	25
Operating Loss	(155,220)	(25)
Net loss	$ (155,220)	$ (25)

See Independent Accountant's Review Report.

Doodeo, Inc.

Statements of Changes in Stockholders' Equity

	Common stock par value $.0001	Common stock Paid-in Capital	Retained Deficit	Total
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Plus: Stockholders' Contributions	200	-	-	200
Less: Net Loss	-	-	(25)	(25)
Balance at December 31, 2018	$ 200	$ -	$ (25)	$ 175
Plus: Stockholders' Contributions	633	166,495	-	167,128
Less: Net Loss	-	-	(155,220)	(155,220)
Balance at December 31, 2019	$ 833	$ 166,495	$ (155,245)	$ 12,083

Doodeo, Inc.

Statements of Cash Flows

	December 31, 2019	Period from October 15, 2018 (Inception) to December 31, 2018
Operating activities		
Net Loss	$ (155,220)	$ (25)
Add: depreciation expense		
(Increase) decrease in accounts receivable		
Increase (decrease) in accrued payroll		
Net cash used by operating activities	(155,220)	(25)
Investing activities		
Purchase of fixed assets	-	-
Net cash used in investing activities	-	-
Financing activities		
Payment on shareholder loan		
Proceeds from stock issuance	167,128	200
Net cash provided by financing activities	167,128	200
Net increase in cash and cash equivalents *(note 1)*	11,908	175
Cash and cash equivalents at beginning of year	175	-
Cash and cash equivalents at end of year	$ 12,083	$ 175

Supplemental disclosures of cash flow information:

Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

Non- cash activities disclosure

$97,500 of web-development fee was in exchange for 20% of the ownership in the company.

See Independent Accountant's Review Report.

Doodeo, Inc.
Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Doodeo, Inc., (the Company), was formed in October 2018 in the State of Delaware. The financial statements of Doodeo, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Doodeo is a platform where entertainers can collaborate, promote and find gigs. The Company's AI discovers all gigs posted on platforms globally and automatically posts them on Doodeo. Their central platform combines real-time search, networking and collaboration tools, making it a necessity for entertainers, artist seekers and for fans.

Doodeo connects artists and industry professionals for engagement, collaboration or simply to find and recommend short-term and long-term gigs. Users can search for entertainers, businesses, and industry professionals using filters based on location, instrument, genre, and skill.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

Research and Development

Research and development costs are expensed as incurred.

See Independent Accountant's Review Report.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using a mid-month straight line method over the estimated useful lives of the assets, which for furniture and fixtures, and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

Deferred Tax Asset

Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), and charitable contributions. The net deferred tax asset represents the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company files income tax returns for U.S. federal income tax purposes and in the state of Delaware. All income tax returns filed by the Company are subject to examination by taxing authorities.

There is no income tax provision or benefit recorded for the years ended December 31, 2019 and 2018, as company decided to set up an allowance account. The Company has approximately $568,288 of federal net operating loss carryforwards that may be used to offset future taxable income. A portion of the carryforwards will expire at various times beginning in 2038.

	2019	2018
NOL Carryover	32,718	50
Deferred tax asset related to NOL	6,543	10
Less: valuation allowance	(6,543)	(10)
	$ -	$ -

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or competition from other companies entering the market. These adverse conditions could affect the Company's financial condition and the results of its operations.

See Independent Accountant's Review Report.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials May 5, 2020, the company has no commitments or contingencies.

5. Subsequent Events

Management has evaluated subsequent events through May 5, 2020, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.